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                              November 9, 2021

       Rick Dunn
       Chief Financial Officer
       Satellogic Inc.
       Ruta 8 Km 17,500, Edificio 300
       Oficina 324 Zonam  rica
       Montevideo, 91600, Uruguay

                                                        Re: Satellogic Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed November 5,
2021
                                                            File No. 333-258764

       Dear Mr. Dunn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-4

       Director Nominations, page 235

   1. We note your disclosure that Hannover will have the right to nominate a person of its choice to serve on the
PubCo Board as of the date of the consummation of the Business
                                                        Combination as
director. Please tell us whether such right is set forth in an agreement. If so, please revise your
disclosure and file the agreement as an exhibit to the registration statement.
       Consent of WithumSmith+Brown, PC., page II-2

   2.                                                   We note a
currently-dated consent of WithumSmith+Brown, PC, has not been provided with your latest
amendment. Please file an amendment with currently-dated consents
 Rick Dunn
Satellogic Inc.
November 9, 2021
Page 2
         from all of your auditors. Refer to Item 601(b)(23) of Regulation S-K for guidance.
Signatures, page II-5

3. Please revise to include the appropriate signatures. See Instructions 1 and 2 for signatures on Form F-4.
       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameRick Dunn                                    Sincerely,
Comapany NameSatellogic Inc.
                                                               Division of
Corporation Finance
November 9, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName